

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО
СВЯЗЬИНФОРМ
SVYAZINFORM
САМАРСКОЙ ОБЛАСТИ

03 JAN 30 AM 7:21

№ 04П-377

На №

12g3-2b

November 23, 2002

Securities and Exchange Commission
Division of Corporate Finance



03003412

Room 3094 (3-6)
450 Fifth Street, N. W.
Washington, D. C. 20549

SUPPL

Re: Exemption No.: 82-4889

Dear Sir or Madam:

In connection with Company's exemption, pursuant to Rule 12g3-2b from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2b, please find enclosed:

1. Quarterly Report of the Issuer for Quarter 3, 2002
2. Information about two essential events of the Issuer
3. The Balance Sheet for 9 months of 2002

JP Morgan Chase Bank acts Depositary Bank for the above referenced company under the Form F-6 registration statement number: **333 - 86938**.


ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО
САМАРСКОЙ ОБЛАСТИ

Sincerely,

PROCESSED
FEB 11 2003
THOMSON FINANCIAL

Evgeny N. Poverenov
Deputy General Director
In charge of economy issues

Россия, 443099 Самара,
ул. Ленинградская, 24

Internet: www.ssr.ru
Адрес эл. почты:

ИНН 6317015857 Р/С № 40702810754110100167
в Самарском ОСБ № 28 г. Самары

Open Joint Stock Company
«Svyazinform»
of the Samara Region

the Balance Sheet
for 9 months of 2002

RUR thousand

ASSETS	Line Code	at the beginning of the year	at the end of the year
I. NON-CURRENT ASSETS Intangible assets (04,05)	110	**22**	**20**
including: patents, licenses, trademarks and assets	111	**22**	**20**
Administration expenses	112		
Goodwill	113		
Fixed assets (01, 02, 03)	120	**1152942**	**1114654**
including: land plots and natural objects	121	**991**	**991**
buildings, machines, equipment	122	**828894**	**826666**
Construction in progress (07, 08, 16, 61)	130	**111685**	**569863**
Investments in material assets (03)	135		
Property for lease	136		
Property supplied on the basis of a hire agreement	137		
Long-term investments (06, 82)	140	**16170**	**24400**
including: investments in subsidiary companies	141		
investments in associated companies	142	**75**	**75**
investments in other organizations	143	**1872**	**10102**
loans to organizations for over 12 months	144		
other long-term investments	145	**14223**	**14223**
Other non-current assets	150		
SUBTOTAL FOR SECTION I	190	**1280819**	**1708937**
II. CURRENT ASSETS Inventory	210	**31446**	**55275**
Including: Raw materials, materials and similar values (10,12,13,16)	211	**23570**	**43854**
Animals on breeding and fattening (11)	212	**3**	
Expenses of production in progress (20, 21, 23, 29,30, 36, 44)	213		**35**
Finished products and goods for re-sale (16,40, 41)	214	**3048**	**3116**
Goods shipped (45)	215		**70**
Deferred expenditures (31)	216	**4825**	**8200**
VAT on acquired values (19)	220		**119220**
Receivables (due after 12 months following the reporting date)	230	**2134**	**3198**
including: buyers and customers (62, 76, 82)	231		**3194**
notes receivable (62)	232		
receivables from subsidiary and associated companies (78)	233		
advances paid out (61)	234		**4**

including: buyers and customers (62, 76, 82)	241	**170261**	**161616**
notes receivable (62)	242	**115**	**2004**
receivables from subsidiaries and associated companies (78)	243		
Charter Capital	244		
advances paid out (61)	245	**25662**	**71682**
other debtors	246	**36269**	**40856**
Short-term investments (56,58, 82)	250		**47**
including: loans to companies for a period over 12 months	251		
own shares, purchased from holders	252		
other short-term investments	253		**47**
Cash	260	**40143**	**36785**
including: cash in hand (50)	261	**808**	**1439**
settlement accounts (51)	262	**34911**	**29586**
hard-currency accounts (52)	263	**1**	**2**
other cash (55, 56, 57)	264	**4423**	**5758**
Other current assets	270		
SUBTOTAL FOR SECTION II	290	**333684**	**490683**
BALANCE (lines 190+290+390)	300	**1614503**	**2199620**
LIABILITIES	**line code**		
III. Capital and Reserves Charter Capital (85)	410	**343374**	**343374**
Additional Capital (87)	420	**461266**	**461357**
Reserve Capital (86)	430	**40435**	**43900**
including: reserve funds, formed in accordance with the laws	431	**40435**	**43900**
reserve funds, formed in accordance with the founding documents	432		
Social fund (88)	440		
Retained earnings of the previous periods (88)	460	**319560**	**301939**
Uncovered expenses of previous periods (88)	465		
Expenses of previous years not financed	466		
Retained earnings for the reporting year (88)	470	**X**	**262800**
UNCOVERED LOSS OF THE REPORTING YEAR	475	**x**	
SUBTOTAL FOR SECTION III	490	**1164635**	**1413370**
IV. LONG-TERM LIABILITIES Credits and loans (92, 95)	510	**27470**	**148474**
including: bank loans payable after 12 months following the reporting date	511		**148474**
other loans payable after 12 months following the reporting date	512	**27470**	
other long-term liabilities	520	**67792**	**52646**
SUBTOTAL FOR SECTION IV	590	**95262**	**201120**
V. SHORT-TERM LIABILITIES Credits and loans (90, 94)	610	**150578**	**207773**
including: bank loans payable within 12 months following the reporting date	611	**150104**	**205207**
Loans payable after 12 months following the reporting date	612	**474**	**2566**
Payables	620	**190040**	**355669**
Including: Suppliers and contractors (60, 76)	621	**70549**	**155848**
Notes payable (60)	622		
Payables to subsidiary and associated companies (78)	623		

Contributions to the social institutions payable	625	**10182**	**7440**
Payable to the budget 68)	626	**16684**	**27949**
Advances received (64)	627	**39563**	**98617**
Other creditors	628	**37817**	**48956**
Payables to holders (founders) (75)	630	**865**	**7377**
Deferred revenues (83)	640	**13123**	**14311**
Other short-term liabilities	660		
SUBTOTAL FOR SECTION V	690	**354606**	**585130**
BALANCE (lines 490+590+690)	700	**1614503**	**2199620**

INFORMATION ABOUT VALUES WHICH ARE ACCOUNTED ON OUTBALANCE ACCOUNTS

Indices	Line code	As of the year beginning	As of the year end
Leased fixed assets (001)	**910**	57158	57158
including according to leasing	**911**	57029	57029
Inventories, accepted for custodian (002)	**920**		
Goods accepted for commission (004)	**930**		
Writing-off debts of insolvent debtors (007)	**940**	29858	33586
Cover of liabilities and payments received (008)	**950**		
Cover of liabilities and payments granted (009)	**960**	349598	552733
Housing stock depreciation (014)	**970**	1728	1728
Depreciation of objects of external improvement and other similar objects (015)	**980**		
Book-keeping forms	**990**	384	249

PROFIT AND LOSS REPORT

RUR thousand

INDICES	Line code	For the accounting period	For the same period of the previous year
Revenues (net) from the sale of goods, products, works, services (minus VAT, excises and similar obligatory payments)	010	**1343965**	**993661**
Including from sales of telecommunication services	011	**1315595**	**967819**
Sales cost of goods, works, services	020	**(897232)**	**(807405)**
Including telecommunication services sold	021	**877799**	**763615**
Gross revenue	029	**446733**	**186256**
Commercial expenses	030		**(13166)**
Management expenses	040		
Sales profit (loss) (lines (010-020-030-040))	050	**446733**	**173090**
Operation revenues and expenses			
Interest receivable	060	**647**	**796**
Interest payable	070	**(21047)**	**(26535)**
Income from investing in other companies	080	**30**	
Other operating revenues	090	**2603**	**2963**
Other operating expenses	100	**(57635)**	**(18438)**
Non-sales expenses			
Non-sales revenues	120	**31674**	**15435**
Non-sales expenses	130	**(65288)**	**(46999)**
Profit (loss) before the taxation (lines 050+060+070+080+090+100+120-130)	140	**337717**	**100312**
Profits tax	150	**(74917)**	**(651390**

Profit (loss) from everyday activity	160	**262800**	**35173**
Extraordinary revenues and expenses Extraordinary revenues	170		
Extraordinary expenses	180		(24)
Net retained earnings (loss) for the accounting period (lines (160+170-180)	190	**262800**	**35149**
Reference: Dividend for one share: Preferred share	201		
Ordinary share	202		
Prospect dividend for one share Preferred share	203		
Ordinary share	204		

SOME PROFITS AND LOSSES IN DETAILS

Indices	Line code	For the accounting year		For the same period of the previous year	
		profit	loss	profit	loss
Fines and penalties, recognized or which have a legal decisions on its proceedings against	**210**	**932**	**(215)**	**650**	**(179)**
Profit (losses) of the previous periods	**220**	**212**	**(1737)**	**389**	**(2100)**
Compensation of damages because of default on obligations	**230**	**1215**	**(100)**	**156**	
Difference in exchange for transactions in foreign currencies	**240**	**3343**	**(6952)**	**2762**	**(3964)**
Decrease of inventories cost as of the end of the accounting period	**250**	**X**		**X**	
Writing off receivables and payables due to limitation period expiry	**260**	**44**	**(3734)**	**205**	**(595)**

LIST OF AFFILIATED PERSONS
Joint-stock Company "Svyazinform" of the Samara region
(the issuer's code: 00138-A)
as of October 1, 2002

Sergei L. Yolkin
General Director

List of affiliated persons

Affiliated person	Number of the Company' shares	Share of the Charter Capital
Name: Sergei L.Yolkin Lives in: Russia, Samara Reason: Member of the Board of Directors of the Company Date: June 11, 2002 Reason: others Has the right to make up decisions Date: June 11, 2002		
Name: Vadim S. Degtyarev Lives in: Great Britain Reason: Member of the Board of Directors of the Company Date: June 11, 2002 Reason: others Has the right to make up decisions Date: June 11, 2002	-	-
Name: Oleg V. Kashirin Lives in: Russia, Moscow Reason: Member of the Board of Directors of the Company Date: June 11, 2002 Reason: others Has the right to make up decisions Date: June 11, 2002	-	-
Name: Oleg V. Kuzmin Lives in: Russia, Moscow Reason: Member of the Board of Directors of the Company Date: June 11, 2002 Reason: others Has the right to make up decisions Date: June 11, 2002	-	-
Name: Vladimir F. Lyulin Lives in: Russia, Nizshny Novgorod Reason: Member of the Board of Directors of the Company Date: June 11, 2002 Reason: others Has the right to make up decisions Date: June 11, 2002	-	-
Name: Anton I. Osipchuk Lives in: Russia, Moscow Reason: Member of the Board of Directors of the Company Date: June 11, 2002 Reason: others Has the right to make up decisions Date: June 11, 2002	-	-
Name: Alexander I. Polnikov Lives in: Russia, Moscow Reason: Member of the Board of Directors of the Company Date: June 11, 2002	-	-

Reason: others Has the right to make up decisions Date: June 11, 2002		
Name: Elena A. Bokova Lives in: Russia, Samara Reason: Member of the Board of Management of the Company Date: August 28, 2001 Reason: others Has the right to make up decisions Date: August 28, 2001		
Name: Sergei L. Yolkin Lives in: Russia, Samara Reason: Member of the Board of Management of the Company Date: June7, 2001 Reason: other Has the right to make up decisions Date: June 7, 2001	-	-
Name: Vitaliy M. Klishin Lives in: Russia, Samara Reason: Member of the Board of Management of the Company Date: August 28, 2001 Reason: others Has the right to make up decisions Date: August 28, 2001		
Name: Galina V.Melik-Shakhnazarova Lives in: Russia, Samara Reason: Member of the Board of Management of the Company Date: January 30, 2002 Reason: others Has the right to make up decisions Date: January 30, 2002	Ordinary – 2 Preferred - 3	0.00%
Name: Evgeniy N.Poverenov Lives in: Russia, Samara Reason: Member of the Board of Management of the Company Date: January 30, 2002 Reason: others Has the right to make up decisions Date: January 30, 2002	Ordinary – 120 Preferred - 35	0.01%
Name: Valeriy V. Feditchev Lives in: Russia, Samara Reason: Member of the Board of Management of the Company Date: August 28, 2001 Reason: others Has the right to make up decisions Date: August 28, 2001		
Name: Valeriy G.Shatalov Lives in: Russia, Samara Reason: Member of the Board of Management of the Company Date: January 30, 2002 Reason: others Has the right to make up decisions Date: January 30, 2002	Ordinary – 2 Preferred - 3	0.00%

Name: Sergei L. Yolkin Lives in: Russia, Samara Reason: Sole Management Body of the Company Date: June 7, 2001		
Name: JSC "Svyazinvest" Address: build.2, 55 Pluschikha ul., Moscow, Russia, 119121 Mailing address: build.2, 55 Pluschikha ul., Moscow, Russia, 119121 Reason: has the right to deal with more than 20% of the Company's voting shares Date: September 1, 1995	Ordinary: 1003710 Preferred: -	38.00%
Name: ZAO "SamaraTelecom" Address: 43 Polevaya ul., Samara, 443100, Russia Mailing address: 43 Polevaya ul., Samara, 443100, Russia Reason: has the right to deal with more than 20% of the total number of votes of shares forming its Charter Capital Date: March 20, 1996	Ordinary: - Preferred: -	0.00%

Approved
by the Board of Directors of
JSC "Svyazinform" of the Samara region
Minutes 10 dated October 31, 2002
Vice-Chairman of the Board of Directors
Sergei L.Yolkin _(signature)__

QUARTELY REPORT OF THE ISSUER
For Quarter 3, 2002

Joint-stock Company "Svyazinform" of the Samara Region
Issuer's code: 00138-A

Address: 24 Leningradskaya ul., Samara, 443099, Russia
Mailing address: 24 Leningradskaya ul., Samara, 443099, Russia

Information in this Quarterly report is to be disclosed in accordance with securities laws of the Russian Federation

General Director Sergei L. Yolkin ___(signature)____
Chief Accountant Elena A. Bokova __(signature)___
October 31, 2002

Contact person: Lyubov E. Gorshenina
Tel.: (+7-8462) 33-77-76, fax (+7-8462) 70-40-15
e-mail: cb@samtel.ru

A. Information on the Issuer

9. Full name of the Issuer
Joint-Stock Company "Svyazinform" of the Samara region

10. Short name of the Issuer
JSC "Svyazinform" of the Samara region
SSR

11. Information on changes of the Issuer's name and status
Open Joint-stock Company "Svyazinform" of the Samara region
OJSC "Svyazinform" of the Samara region
Date: *July 27, 1993*

Open Joint-Stock Company "Rossvyazinform" of the Samara region
JSC "Rossvyazinform" of the Samara region
Date: *July 13, 1993*

Current name dated October 18, 1995

12. Information on the Issuer's registration and Licenses
Date of the Issuer's registration: *July 13, 1993*
Serial number: *422-П*
Registering body: *the Samara District Administration of the city of Samara*

Licenses:
Number: **3018**
Date of authorization: **August 16, 1996**
Valid till: **January 1, 2004**
Issued by: **the Ministry of Telecommunications of the Russian Federation**
Activities: **telecommunication services provisioning**

Number: **19983**
Date of authorization: **November 8, 2001**
Valid till: **November 8, 2006**
Issued by: **the Ministry of Telecommunications of the Russian Federation**
Activities: **provisioning of broadcasting services**

Number: **3152**
Date of authorization: **November 4, 1996**
Valid till: **February 1, 2006**
Issued by: **the Ministry of Telecommunications of the Russian Federation**
Activities: **provisioning of cellular services in 450 MHz range**

Number: **16555**
Date of authorization: **November 15, 2000**
Valid till: **November 15, 2005**
Issued by: **the Ministry of Telecommunications of the Russian Federation**
Activities: **provisioning of services of mobile radio-telephone communication («Altai»)**

Number: **8582 (MMDS)**

Date of authorization: **October 10, 1997**
Valid till: **October 10, 2002**
Issued by: **the Ministry of Telecommunications of the Russian Federation**
Activities: **provisioning of services of broadcasting of TV programs**

Number: **9648**
Date of authorization: **April 2, 1998**
Valid till: **April 2, 2003**
Issued by: **the State Committee of Informatics and Telecommunications of the Russian Federation**
Activities: **provisioning of services of broadcasting of cable TV programs**

Number: **Г912067**
Date of authorization: **July 4, 2001**
Valid till: **July 4, 2004**
Issued by: **State Committee of construction and utilities of Russia**
Activities: **Construction of buildings**

Number: **4461**
Date of authorization: **July 3, 2000**
Valid till: **July 3, 2005**
Issued by: **the Mass-Media Ministry of the Russian Federation**
Activities: **Wireline broadcasting**

Number: **4463**
Date of authorization: **July 4, 2000**
Valid till: **July 4, 2005**
Issued by: **the Mass-Media Ministry of the Russian Federation**
Activities: **Wireless broadcasting**

Number: **CAM 012372**
Date of authorization: **December 29,2000**
Valid till: **March 3, 2006**
Issued by: **Building, Architecture and Utilities Department of the Samara region Administration**
Activities: **construction of buildings and telecommunication objects**

Number: **5103**
Date of authorization: **April 12, 2001**
Valid till: **April 12, 2006**
Issued by: **Mass-media Ministry**
Activities: **channel "Troika" broadcast**

13. Identification number of the tax payer
6317015857

14. Sector
Code OKOHX
52300

15. Place of location, mailing address and telephone of the Issuer
Place of location: ***24, Leningradskaya ul., Samara, 443099, Russia***
Mailing address: ***24 Leningradskaya ul., Samara, 443099, Russia***
Tel.: ***(+7-8462) 32-10-20, fax (+7-8462) 70-40-15***
e-mail: director@samtel.ru

16. The Issuer's Auditor
Name: ***Joint-stock Company "Marketing. Consulting. Design"***
Place of location: ***2 Trud Sq. Saint-Petersburg, 190000, Russia***
ITN: ***7825004810***
Mailing address: ***2 Trud Sq. Saint-Petersburg, 190000, Russia***
Tel.: ***(+7-812) 311-48-10, 311-48-55, fax: (+7-812) 311-48-33***
E-mail: offict@mcd-pkf.com

Information on the Auditor's license
Number of the license: ***014202***
Date of issue: ***May 21, 1998***
Valid till: ***May 21, 2003***
Issued by ЦАЛАК of the Ministry of Finance of Russia on April 30, 1998, #55

17. Information on the Registrar
Registrar:
Name: ***Joint-stock Company "Registrator-Svyaz"***
Place of location: ***27 Presnyanskiy val, Moscow, 123557, Russia***
Mailing address: ***p/o box 45, 15-a Kalanchevskaya ul., Moscow, 107078, Russia***
Tel.: ***(+7-095) 975-36-05, fax: (+7-095) 975-36-05***
e-mail: regsw@asvt.ru
License number: ***01147***
Date of issue: ***October 5, 1996***
Valid till: ***October 8, 2002***
Issued by the Federal Securities Market Commission
The Registrar has been keeping the register since January 20, 1998

18. The Issuer's Depositary
The Issuer does not have a depositary

19. The Issuer's shareholders
Total number of shareholders: **3149**

Shareholders owing not less than 5% of the Issuer's Charter Capital:

19.1. Name: ***Joint-stock Company "Svyazinvest"***
Place of location: ***build.2, 55 Pluschikha ul., Moscow, 119121, Russia***
Mailing address: ***build.2, 55 Pluschikha ul., Moscow, 119121, Russia***
Share in the Issuer's Charter Capital: ***38%***

Shareholders owing not less than 25% of the Issuer's Charter Capital:
19.1.1. Name: ***Property Ministry of Russia***
Place of location: ***9 Nikolskiy per., Moscow, 103685, Russia***
Mailing address: ***9 Nikolskiy per., Moscow, 103685, Russia***
Share in the Issuer's Charter Capital: ***50% + 1***
19.1.2. Name: ***MUSTCOM LIMITED***

Place of location: *3 Themistoklis Dervis Street, Julia House CY-1066, Nicosia, Cyprus*

Mailing address: *22/13 Voznesenskiy per., Moscow, 103009, Russia*

Share in the Issuer's Charter Capital: *25% + 1*

19.2. Name: ZAO *"ING Bank (Euroasia) AO"*

Place of location: ***31 Krasnaya Presnya ul., Moscow, 123022, Russia***

Mailing address: ***31 Krasnaya Presnya ul., Moscow, 123022, Russia***

Share in the Issuer's Charter Capital: *22.6%*

Shareholders owing not less than 25% of the Issuer's Charter Capital: NOT ANY

19.3. Name: ***Joint-stock Company "Depositary-Clearing Company"***

Place of location: ***13, Pervaya Tverskaya-Yamskaya ul., Moscow, 125047, Russia***

Mailing address: ***build. 4, 14/2 Staraya Basmannaya ul., Moscow, 103064, Russia***

Share in the Issuer's Charter Capital: ***11.09%***

Shareholders owing not less than 25% of the Issuer's Charter Capital: NOT ANY

19.4. Name: ***Commercial Bank "JP Morgan Bank International"***

Place of location: ***build.1, 2 Paveletskaya sq., Moscow, 113054, Russia***

Mailing address: ***build.1, 2 Paveletskaya sq., Moscow, 113054, Russia***

Share in the Issuer's Charter Capital: *5.2%*

Shareholders owing not less than 25% of the Issuer's Charter Capital: NOT ANY

20. The Issuer's Management Structure

Annual General Meeting of Shareholders is the supreme management body. The Board of Directors manages the Company excluding issues, which are in the competence of the Annual General Meeting of Shareholders.

The executive power belongs to the General Director and the Board of Management, which manage the everyday Company's activity.

The Audit Committee checks financial activity of the Company.

Issues in the competency of the General Meeting:

1) changes and amendments to the Company's Charter or approval of the new version of the Charter, except changes referred to increase of the Company's Charter Capital according to the decision of the Capital increase by increase of the shares NPV or allocation of additional shares;
2) the Company's reorganization;
3) the Company's liquidation, the liquidation committee appointment, approval of liquidation Balance Sheets (interim and final);
4) determination of the quantity membership of the Board of Directors, election of Directors, their retirement ahead of schedule, amount of reward for their work;
5) determination of the limit number of shares declared;
6) increase of the Company's Charter Capital by increase of the shares NPV or allocation of additional shares if the Board of Directors did not pass the decision unanimously;
7) decrease of the Company's Charter Capital by decrease of the shares NPV, purchasing shares by the Company in order to decrease total number of shares;
8) General Director appointment and retirement ahead of schedule;
9) the Audit Committee members election and retirement ahead of schedule;
10) the Company's auditor appointment;
11) approval of the Company's Annual Reports, Balance Sheets, Profit&Loss Reports, distribution of profits and losses;

12) decision on non-use of shareholders preferences for purchasing the Company's shares or securities converted into shares, allocated by open public subscription;
13) time-limit of the General Meeting;
14) the Calculation Committee appointment;
15) choice of mass-media for publications;
16) decision on the Company's shares split and consolidation;
17) decision on transactions in which further persons are interested: if they own more than 20% of voting shares of a party; if they occupy positions in the management of the party in further cases:
    - if amount of payment or cost of the property increases 2% of the Company's assets;
    - if a deal or several deals connected with one another are allocation of the Company's voting shares or other securities converted into shares in the amount exceeding 2% of voting shares allocated previously;
    - if all members of the Board of Directors are interested in the deal and if majority of shareholders is not interested in the deal;
18) decision on large deals connected with purchasing or selling property by the Company:
    - if a decision on a large deal for property which cost is from 25 to 50% of the balance cost of the Company's assets was not passed by the Board of Directors unanimously as of the deal date;
    - if the property cost is more than 50% of the Company's assets balance cost as of the date of decision on this deal;.
19) purchasing and redemption of allocated shares by the Company;
20) sharing in holdings and financial groups;
21) decision on annual dividend payment, its amount, terms and form of payment of dividend for each type of shares in accordance with recommendations of the Board of Directors;
22) decision on compensation on expenses in case of extraordinary meeting of shareholders;
23) approval of regulations of the Board of Directors, the Audit Committee.

The Board of Directors' competency in accordance with the Charter:
1) definition of the Company's priority trends of development;
2) calling of annual and extraordinary meetings of shareholders;
3) approval of the AGM agenda;
4) determination of the date of list of shareholders who have right to take part in the AGM;
    - determining date and place of the AGM;
    - determining form of informing shareholders about the AGM;
    - determining list of papers necessary for shareholders;
    - determining form and content of voting ballots;
5) submitting further issues for AGM:
    - the Company's reorganization;
    - non-use of the shareholders' preference for purchasing the Company's shares or securities converted into shares;
    - determining form of informing shareholders and choice of mass-media for publications;
    - split and consolidation of shares;
    - closing of deals if there are persons interested in a deal, who owns more than 20% of voting shares of the part of the deal and occupies positions in the management;
    - purchasing and redemption of allocated shares by the Company;
    - sharing in holdings, financial groups;
    - approval of annual reports, balance sheets, profit and loss reports, distribution of profits and losses;
    - payment of annual dividend, approval of its amount, terms and forms of payment for each type of shares in accordance with recommendations of the Board of Directors;
6) allocation of bonds and other securities;

7) determination of the market cost of property;
8) purchasing of shares, bonds and other securities allocated by the Company;
9) recommendations on amount of rewards and compensations for members of the Board of Directors and the Audit Committee and determination of reward to the Auditor;
10) recommendations on amount of the dividend and terms of its payment;
11) use of Reserve and other funds;
12) approval of the Company's internal documents excluding documents approved by the AGM;
13) opening of branches and their liquidation;
14) decision on the Company's sharing (stoppage of sharing or change part of sharing) in other companies, associations, including selling or purchasing shares excluding sharing in holdings and financial groups;
15) closing of large deals with property which cost is from 25% to 50% of the Company's assets balance cost as of the date of approval of such deals. Agreement of a deal and several deals connected with purchasing or alienation the Company's property which cost is from 1% to 25% of the Company's assets balance cost as of the date of approval of such deals excluding deals during usual activity. This decision is passed only after agreement of the Board of Directors;
16) closing of deals in which some persons are interested;
17) preliminary approval of the Company's Annual Report not later than 30 days before the AGM;
18) approval of results of additional allocation of shares;
19) approval of form for shares redemption and form of shares sell;
20) election of Chairman of the Board of Directors;
21) decision on election of Independent Registrar;
22) election of a person authorized to sign contracts with General Director and members of the Board of Management;
    - approval of conditions of contracts signed with general Director and members of the Board of Management;
    - cancellation of a contract with General Director in case the AGM stopped his powers ahead of schedule;
23) formation of the Board of Management;
    - definition of amount of reward for members of the Board of Management;
24) examination of the Audit Committee report and the Auditor Report;
25) decision on increase of the Charter Capital through increase of NPV of shares or allocation of additional shares within amount of shares declared;
26) changes to the Charter connected with increase of the Charter Capital on the basis of decision on increase of the Charter Capital through increase of NPV of shares or allocation of additional shares within amount of shares declared;
27) definition of kind of data forming trade secret and ways of its protection;
28) approval of decisions on securities issues, prospectus and reports on results of securities issues;
29) approval of quarterly and annual Securities Reports;
30) propose candidates for General Director position to AGM;
31) decision of reward for General Director on the basis of results of the Company's activity;
32) definition of a person authorized to carry duties of General Director if he can not do it itself;
33) extension of a period of validity of a contract with General Director within terms set by the Charter;
34) other issues provided by the Joint-Stock Company Law and the Charter.

Competence of executive bodies of the Issuer includes all issues of management of the Company's everyday activity excluding issues in the competence of the AGM and the Board of Directors. Executive bodies of the Issuer control fulfillment of decisions of the AGM and the Board of Directors.

General Director acts without proxy on behalf of the Company and:

- manages everyday Company's activity;
- has priority right to sign financial documents;
- is in charge of the Company's property in order to provide its everyday activity within the limits set in the Charter; represents the Company's interests in the Russian Federation as well as abroad; approves the Company's staff, concluded agreements with personnel, stimulates and punishes personnel;
- is chairman of the AGM;
- controls the Board of Management activity, offers member of the Board of Management for approval by the Board of Directors;
- gives proxies on behalf of the Company;
- opens the Company's bank accounts;
- controls the Company's accountings;
- gives orders compulsory for the Company's staff;
- performs other functions necessary for achieving the Company's aims in accordance with existing legal environment and the Company's Charter excluding functions of other management bodies of the Company;
- controls works on preparing list of trade secrets, gives orders for trade secrets protection.

General Director is Chairman of the Company's Board of Management. General Director represents opinion of the Board of Management during meetings of the Board of Directors.

The Board of Management is a collective executive body and controls fulfillment of decisions of the AGM and the Board of Directors. The Board of Directors approves membership of the Board of Management on the basis of General Director offers. Membership of the Board of Management can not exceed 7 persons. The Board of Management acts in accordance with the Company's Charter, Regulations of the Board of Management approved by the Board of Directors and other internal papers.

21. Members of the Board of Directors of the Issuer

The Board of Directors

Chairman: Anton I. Osiptchuk

Members of the Board of Directors:

Oleg V. Kashirin

Year of birth: 1965

Positions during last 5 years:

Period: 1996-1998

Organization: Armed Forces of the Russian Federation

Field of activity: military service in the Armed Forces of Russia

Position: officer

Period: 1998 –1999

Organization: OOO "SYUR"

Field of activity: investments

Position: manager

Period: 1999 - 1999

Organization: OOO "KEDR"

Field of activity: investments
Position: General Director
Period: 1999 – nowadays
Organization: JSC "Svyazinvest"
Field of activity: telecommunication services
Position: senior specialist of the Corporate Management Department
Share in the Issuer's Charter Capital: does not have share
Share in the Issuer's subsidiary companies: does not have a share
Rewards for the accounting quarter: this information is confidential

Oleg V. Kuzmin
Year of birth: 1971

Positions during last 5 years:
Period: 1996 – 1997
Organization: "TAFT Enterprises Limited"
Field of activity: finances, investments
Position: representative of "TAFT Enterprises Limited"
Period: 1997 – 1998
Organization: ZAO "Absolut-Invest"
Field of activity: investments and securities
Position: Deputy General Director
Period: 1998 – nowadays
Organization: ZAO "Absolut-Invest"
Field of activity: investments
Position: General Director
Share in the Issuer's Charter Capital: does not have share
Share in the Issuer's subsidiary companies: does not have a share
Rewards for the accounting quarter: this information is confidential

Sergei L.Yolkin
Year of birth: 1949

Positions during last 5 years:
Period: 1996 – 2001
Company: JSC "UdmurtTelecom"
Field of activity: telecommunication services
Position: First Deputy General Director
Period: 2001 - nowadays
Company: JSC "Svyazinform" of the samara region
Field of activity: telecommunication services
Position: General Director

Alexander I. Polnikov
Year of birth: 1943

Positions during last 5 years:
Period: 1996 – 1998
Organization: Ministry of Communications of Russia
Field of activity: telecommunication services
Position: head of Capital Construction Directorate
Period: 1998 – nowadays

Company: JSC "Svyazinvest"
Field of activity: telecommunication services
Position: deputy chief of Telecommunications Department
Share in the Issuer's Charter Capital: does not have share
Share in the Issuer's subsidiary companies: does not have a share
Rewards for the accounting quarter: this information is confidential

Vadim S. Degtyarev
Year of birth: 1975

Positions during last 5 years:
Period: 1996 – nowadays
Company: Brunswick Capital Management
Field of activity: investments
Position: Fund Manager
Share in the Issuer's Charter Capital: does not have share
Share in the Issuer's subsidiary companies: does not have a share
Rewards for the accounting quarter: this information is confidential

Vladimir F. Lyulin
Year of birth: 1938

Positions during last 5 years:
Period: 1996 – nowadays
Company: JSC "Niszhegorodsvyazinform"
Field of activity: telecommunication services
Position: General Director
Share in the Issuer's Charter Capital: does not have share
Share in the Issuer's subsidiary companies: does not have a share
Rewards for the accounting quarter: this information is confidential

Anton I. Osiptchuk
Year of birth: 1967

Positions during last 5 years:
Period: 1996 – 1997
Company: Bank "Inkombank"
Field of activity: bank and credit services
Position: Deputy Manager
Period: 1997 – 2000
Company: JSC "Telecominvest"
Field of activity: telecommunications
Position: Deputy General Director in charge of economy and finances
Period: 2000 – nowadays
Company: JSC "Svyazinvest"
Field of activity: investments in telecommunications
Position: First Deputy General Director
Share in the Issuer's Charter Capital: does not have share
Share in the Issuer's subsidiary companies: does not have a share
Rewards for the accounting quarter: this information is confidential

22. Sole and Collective Bodies of the Issuer

Sergei L. Yolkin
Year of birth: 1949

Positions during last 5 years:
Period: 1996 – 2001
Company: JSC "UdmurtTelecom"
Field of activity: telecommunication services
Position: First Deputy General Director
Period: 2001 – nowadays
Company: JSC "Svyazinform" of the Samara region, Directorate
Field of activity: telecommunication services
Position: General Director
Share in the Issuer's Charter Capital: does not have a share
Share in the Issuer's subsidiary companies: does not have a share
Rewards for the accounting quarter: this information is confidential

Elena A. Bokova
Year of birth: 1966

Positions during last 5 years:
Period: 1996 – 2001
Company: "Company ITEK", Ltd.
Field of activity: financial activity
Position: financial director
Period: 2001 – nowadays
Company: JSC "Svyazinform" of the Samara region
Field of activity: telecommunication services
Position: chief accountant
Share in the Issuer's Charter Capital: does not have a share
Share in the Issuer's subsidiary companies: does not have a share
Rewards for the accounting quarter: this information is confidential

Vitaliy M. Klishin
Year of birth: 1974

Positions during last 5 years:
Period: 1996 - 1998
Company: JSC "Svyazinform" of the Samara region, branch "Samara Radiotelephone"
Field of activity: telecommunication services
Position: telecommunication engineer
Period: 1998 – nowadays
Company: JSC "Svyazinform" of the Samara region, Directorate
Field of activity: telecommunication services
Position: head of department
Share in the Issuer's Charter Capital: does not have a share
Share in the Issuer's subsidiary companies: does not have a share
Rewards for the accounting quarter: this information is confidential

Valeriy V. Feditchev
Year of birth: 1961

Positions during last 5 years:
Period: 1996 – 1998
Company: JSC "Svyazinform" of the Samara region, Local Telephone Network
Field of activity: telecommunication services
Position: head of department
Period: 1998 – 2001
Company: JSC "Svyazinform" of the Samara region, Directorate
Field of activity: telecommunication services
Position: deputy chief of department
Period: 2001 – nowadays
Company: JSC "Svyazinform" of the Samara region
Field of activity: telecommunication services
Position: head of telecommunications department
Share in the Issuer's Charter Capital: does not have a share
Share in the Issuer's subsidiary companies: does not have a share
Rewards for the accounting quarter: this information is confidential

Evgeniy N. Poverenov
Year of birth: 1952
Positions for last 5 years:
Period: 1997 – 2002
Company: JSC "Svyazinform" of the Samara region
Field of activity: telecommunication services
Position: head of department
Period: 2002 – nowadays
Company: JSC "Svyazinform" of the Samara region
Field of activity: telecommunication services
Position: Deputy General Director in charge of economy
Share in the Issuer's Charter Capital: 0.006%
Share in the Issuer's subsidiary companies: does not have a share
Rewards for the accounting quarter: this information is confidential

Valeriy G. Shatalov
Year of birth: 1960
Positions for last 5 years:
Period: 1997 – 2000
Company: the Volga-region Telecommunications Academy
Field of activity: education
Position: associate professor of Radio-communication Chair
Period: 2000 – 2001
Company: Administration of the Samara region
Field of activity: telecommunications department
Position: head of telecommunications department
Period: 2001 – 2002
Company: JSC "Svyazinform" of the Samara region
Field of activity: telecommunications
Position: Deputy General Director in charge of new technologies
Share in the Issuer's Charter Capital: does not have a share
Share in the Issuer's subsidiary companies: 0.00004%
Rewards for the accounting quarter: this information is confidential

Galina V.Melik-Shakhnazarova
Year of birth: 1944
Positions for last 5 years:
Period: 1997 – nowadays
Company: JSC "Svyazinform" of the Samara region
Field of activity: telecommunications
Position: Deputy General Director in charge of operation
Share in the Issuer's Charter Capital: does not have a share
Share in the Issuer's subsidiary companies: 0.0004%
Rewards for the accounting quarter: this information is confidential

Sole executive body: Sergei L. Yolkin

23. Rewards for members of the Board of Directors and other officials:

Total reward amount paid out to all persons mentioned in points 21 and 22 during the accounting period:
Wages: ***RUR 691073***
Bonus: ***RUR 413218***
Fees: ***RUR 0***
Other: ***RUR 1812580***
Total: ***RUR 2916871***
Also see points 21 and 22.

24. Information on legal entities – holdings of the Issuer
Legal entities where the Issuer owns not less than 5%:

Name: ***private joint-stock company "Samara-Telecom"***
Place of location: ***43 Polevaya ul., Samara, Russia, 443001***
Mailing address: ***43 Polevaya ul., Samara, Russia, 443001***
Issuer's share in the Charter Capital: ***25%***

Name: ***private joint-stock company "Reg-Time"***
Place of location: ***Room 418, 50 Chernorechenskaya ul., Samara, Russia, 443013***
Mailing address: ***Room 418, 50 Chernorechenskaya ul., Samara, Russia, 443013***
Issuer's share in the Charter Capital: ***17%***

Name: ***private joint-stock company "Samarasvyazinform"***
Place of location: ***24 Penzenskaya ul., Samara, Russia, 443010***
Mailing address: ***24 Penzenskaya ul., Samara, Russia, 443010***
Issuer's share in the Charter Capital: ***16.9%***

Name: ***Povoljie Association of Telecommunication Specialists "Teleinfo"***
Place of location: ***Room 219, 23 L.Tolstogo ul., Samara, 443099, Russia***
Mailing address: ***Room 219, 23 L.Tolstogo ul., Samara, 443099, Russia***
Issuer's share in the Charter Capital: ***16.7%***

Name: ***Limited liability company "Samarskiy Taxophone"***
Place of location: ***68a Penzenskaya ul., Samara, 44309, Russia***
Mailing address: ***68a Penzenskaya ul., Samara, 44309, Russia***
Issuer's share in the Charter Capital: ***10%***

Name: *private joint-stock company "TeleRoss-Samara"*
Place of location: ***43 Polevaya ul., Samara, 443001, Russia***
Mailing address: ***43 Polevaya ul., Samara, 443001, Russia***
Issuer's share in the Charter Capital: ***10%***

Name: *Association of the Volga-region Telecommunication Companies*
Place of location: ***1/3 Kuprina ul., Penza, 404056, Russia***
Mailing address: ***1/3 Kuprina ul., Penza, 404056, Russia***
Issuer's share in the Charter Capital: ***9.09%***

Name: ***private joint-stock company "Rostelegraph"***
Place of location: ***7 Tverskaya ul., Moscow, Russia, 103375***
Mailing address: ***7 Tverskaya ul., Moscow, Russia, 103375***
Issuer's share in the Charter Capital: ***7.8%***

25. Shares of all legal entities where the Issuer owns not less than 5% of their Charter Capitals and officials of the Issuer's Charter Capital

25.1. Name: ***private joint-stock company "Samara-Telecom"***
Place of location: ***43 Polevaya ul., Samara, Russia, 443001***
Mailing address: ***43 Polevaya ul., Samara, Russia, 443001***
Issuer's share in the Charter Capital: ***25%***
Shares in the Issuer's Charter Capital: ***does not have a share***

25.2. Name: ***private joint-stock company "Reg-Time"***
Place of location: ***Room 418, 50 Chernorechenskaya ul., Samara, Russia, 443013***
Mailing address: ***Room 418, 50 Chernorechenskaya ul., Samara, Russia, 443013***
Issuer's share in the Charter Capital: ***17%***
Share in the Issuer's Charter Capital: ***does not have a share***
Officials:

25.2.1. Vladimir V.Romanenko
Functions: member of the Board of Directors
Share in the Issuer's Charter Capital: 0.01%

25.3. Name: ***private joint-stock company "Samarasvyazinform"***
Place of location: ***24 Penzenskaya ul., Samara, Russia, 443010***
Mailing address: ***24 Penzenskaya ul., Samara, Russia, 443010***
Issuer's share in the Charter Capital: ***16.9%***
Share in the Issuer's Charter Capital: ***does not have a share***
Officials:

25.2.3. Alexander K. Nazarov
Functions: member of the Board of Directors
Share in the Issuer's Charter Capital: 0.003%

25.4. Name: ***Povoljie Association of Telecommunication Specialists "Teleinfo"***
Place of location: ***Room 219, 23 L.Tolstogo ul., Samara, 443099, Russia***
Mailing address: ***Room 219, 23 L.Tolstogo ul., Samara, 443099, Russia***
Issuer's share in the Charter Capital: ***16.7%***
Share in the Issuer's Charter Capital: ***does not have a share***
Officials:

25.4.1. Vladimir B. Vitevskiy
Functions: member of the Board of Directors

Share in the Issuer's Charter Capital: 0.03%

25.5. Name: ***private joint-stock company "TeleRoss-Samara"***
Place of location: ***43 Polevaya ul., Samara, 443001, Russia***
Mailing address: ***43 Polevaya ul., Samara, 443001, Russia***
Issuer's share in the Charter Capital: ***10%***
Share in the Issuer's Charter Capital: ***does not have a share***
Officials:

25.5.1. Grigory M. Mostovoy
Functions: sole executive body
Share in the Issuer's Charter Capital: 0.024%

25.5.2. Galina V.Melik-Shaknazarova
Functions: sole executive body
Share in the Issuer's Charter Capital: 0.0002%

25.6. Name: ***private joint-stock company "Rostelegraph"***
Place of location: ***7 Tverskaya ul., Moscow, Russia, 103375***
Mailing address: ***7 Tverskaya ul., Moscow, Russia, 103375***
Issuer's share in the Charter Capital: ***7.8%***
Share in the Issuer's Charter Capital: ***does not have a share***

25.6.1. **Alik I. Sazer**
Functions: member of the Board of Directors
Share in the Issuer's Charter Capital: 0.05%

26. Other Issuer's affiliated persons
None

27. Issuer's share in the Charter Capital of affiliated legal entities
See points 24, 25, 26

28. Share of affiliated legal entities in the Issuer's Charter Capital
See points 24, 25, 26

29. Persons owning more than 5% of votes in the Issuer's Supreme Management Body
Name: ***JSC "Investment Telecommunication Company"***
Share: 50.67%
Name: ***private joint-stock company "Deposit-Clearing Company"***
Share: 6.73%
Name: ***ING Bank (Eurasia) ZAO***
Share: 23.46%
Name: **Commercial Bank "JP Morgan Bank International"**
Share: **5.9%**

30. Sharing in financial and bank groups, holdings, associations
Name: *Povolje Association of Telecommunication Workers*
Issuer's functions: Association unites 29 members and acts in the field of education. The Company's share in the Charter Capital of Association is 16.7%. The Company helps Association to develop technical equipment.

Name: ***Srednevoljskaya Chamber of Commerce and Industry***
Issuer's functions: Chamber of Commerce and Industry was organized to develop the Volga-region economy and its integration into world trade system and to form modern industrial, financial

and trade infrastructure. JSC "Svyazinform" of the Samara region is member of the Chamber of Commerce and Industry.

Name: ***The Volga-region Telecommunication Companies Association***
Issuer's functions: The Association was founded by 11 telecommunication companies:

- JSC "Rostelecom", Moscow
- JSC "Svyazinform" of the Astrakhan region
- JSC "Volgogradelectrosvyaz"
- JSC "Martelecom", Mary El Republic
- JSC "Svyazinform", Mordovia Republic
- JSC "Svyazinform" of the Penza region
- JSC "Svyazinform" of the Samara region
- JSC "Saratovelectrosvyaz"
- "Tattelecom"
- JSC "Svyazinform" of the Ulyanovsk region
- JSC "Svyazinform" of the Chuvashia Republic

Members formed the Charter Capital of the Association at the expense of payments of members. The Association was organized in order to develop telecommunications and services, represent interests of its members in the State bodies and international organizations.

Name: ***Association of NMT-450 federal cellular network operators***
Issuer's functions: Association was organized in order to develop cellular network in Russia. JSC "Svyazinform" of the Samara region is member of the Association.

Name: ***Association of business service operators "Iskra"***
Address: 40 Leninskiy pr., Moscow, 117334
Association is a commercial organization and was organized in order to gain profits due to provisioning of necessary services.

Name: ***International Congress of Quality***
Address: GSP-5, D-423, 35 Narodnogo Opolchenia ul., Moscow, 123995, Russia
Congress develops special programs and standards for telecommunication companies. One of its aims is improvement of managers' qualification and companies' quality.

31. Issuer's branches

Name: ***Neftegorsk ISC***
Place of location: ***29a Neftyannikov ul., Neftegorsk, 446250, Samara region***
Mailing address: ***29a Neftyannikov ul., Neftegorsk, 446250, Samara region***
Director: ***Anatoliy G. Obukhovich***
Date of opening: ***April 12, 2001***
Proxy valid till December 31, 2002

Name: ***Pokhvistnevo ISC***
Place of location: ***141 Revolutsionnaya ul., Pokhvistnevo, 446470, Samara region***
Mailing address: ***141 Revolutsionnaya ul., Pokhvistnevo, 446470, Samara region***
Director: ***Alexei N. Antonov***
Date of opening: ***February 1, 2001***
Proxy valid till December 31, 2002

Name: ***Sergievsk ISC***
Place of location: ***41 Sovetskaya ul., Sergievsk, 446540, Samara region***

Mailing address: ***41 Sovetskaya ul., Sergievsk, 446540, Samara region***
Director: ***Alexander N. Katkov***
Date of opening: ***April 12, 2001***
Proxy valid till December 31, 2002

Name: ***Sizran ISC***
Place of location: ***51 Engels ul., Sizran, 446000, Samara region***
Mailing address: ***51 Engels ul., Sizran, 446000, Samara region***
Director: ***Vyacheslav N. Lunev***
Date of opening: ***April 12, 2001***
Proxy valid till: December 31, 2002

Name: ***Novokuibishevsk ISC***
Place of location: ***23 Pobeda ul., Novokuibishevsk, 446218, Samara region***
Mailing address: ***23 Pobeda ul., Novokuibishevsk, 446218, Samara region***
Director: ***Alexander V. Boldirev***
Date of opening: ***April 12, 2001***
Proxy valid till December 31, 2002

Name: ***Otradny ISC***
Place of location: ***14 Otradnaya ul., Otradny, 446430, Samara region***
Mailing address: ***14 Otradnaya ul., Otradny, 446430, Samara region***
Director: ***Alexander I. Kirpichnikov***
Date of opening: ***April 12, 2001***
Proxy valid till December 31, 2001

Name: ***Toliatti ISC***
Place of location: ***68 Samarskaya ul., Toliatti, 445009, Samara region***
Mailing address: ***68 Samarskaya ul., Toliatti, 445009, Samara region***
Director: ***Ravil R. Shakirov***
Date of opening: ***February 1, 2001***
Proxy is valid till December 31, 2002

Name: ***Tchapaevsk ISC***
Place of location: ***35 Zheleznodorojnaya ul., Tchapaevsk, 446100, Samara region***
Mailing address: ***35 Zheleznodorojnaya ul., Tchapaevsk, 446100, Samara region***
Director: ***Valentina V. Sirik***
Date of opening: ***April 12, 2001***
Proxy is valid till December 31, 2002

Name: ***Samara Technical Telecommunication Centre***
Place of location: ***54 Michurina ul., 443096, Samara, Russia***
Mailing address: ***54 Michurina ul., 443096, Samara, Russia***
Director: ***Alik I. Sazer***
Date of opening: ***January 15, 2001***
Proxy is valid till December 31, 2002

Name: ***Samara Radiotelephone Centre***
Place of location: ***30 Blukhera ul., Samara, 443090, Russia***
Mailing address: ***30 Blukhera ul., Samara, 443090, Russia***
Director: ***Alexander I. Gusarov***
Date of opening: ***June 6, 2001***

Proxy is valid till: December 31, 2002

Name: ***Svyaz-Service***
Place of location: ***43 Polevaya ul., Samara, 443001, Russia***
Mailing address: ***43 Polevaya ul., Samara, 443001, Russia***
Director: ***Vitaliy K. Chaadaev***
Date of opening: ***March 30, 2000***
Proxy is valid till December 31, 2002

32. Amount of the Issuer's staff
Average number of employees in the Company and its branches is 7 793 persons.

33. Description of the Issuer main fields of activity

Telecommunications develop rapidly and new technologies are implemented. Samara is large international telecommunication centre of the Volga-region and Russia. JSC "Svyazinform" of the Samara region is one of the largest telecommunication companies of Russia and monopoly in the region. As a regional telecommunications operator the Company provides a wide range of modern telecommunication services, increases number capacity and modernizes telecommunication system. Long-distance communication is 100% automated.

Technologies

In order to implement new services and improve quality of traditional telecommunication services digital technologies are used. In order to build intrazone and urban transmission systems SDH, ATM, PDH technologies will be used. Data transmission systems will be built using ATM, Ethernet, Fast Ethernet, IP technologies. Access networks will be built using ISDN and XDSL technologies.

For mobile networks NMT-450i, Volemot and Altai standards are used. In future it is planned to use GSM-400.

Cable TV network in Samara will be built using MMDS system.

Main fields of activity and their part in the total amount of revenues

Field of activity: international and domestic long-distance dialing

Part in the total amount of revenues (1997)	58.68%
Part in the total amount of revenues (1998)	55.93%
Part in the total amount of revenues (1999)	54.73%
Part in the total amount of revenues (2000)	53.96%
Part in the total amount of revenues (2001)	54.75%
Part in the total amount of revenues (3Q02)	51.1%

Field of activity: data transmission

Part in the total amount of revenues (1997)	4.00%
Part in the total amount of revenues (1998)	4.57%
Part in the total amount of revenues (1999)	3.65%
Part in the total amount of revenues (2000)	3.30%
Part in the total amount of revenues (2001)	4.10%
Part in the total amount of revenues (3Q02)	2.2%

Field of activity: urban and rural telephony

Part in the total amount of revenues (1997)	33.86%

Part in the total amount of revenues (1998) 34.43%
Part in the total amount of revenues (1999) 33.00%
Part in the total amount of revenues (2000) 32.96%
Part in the total amount of revenues (2001) 33.45%
Part in the total amount of revenues (3Q02) 41.6%

Field of activity: cellular communication, mobile communication
Part in the total amount of revenues (1997) 0.31%
Part in the total amount of revenues (1998) 1.12%
Part in the total amount of revenues (1999) 2.19%
Part in the total amount of revenues (2000) 2.38%
Part in the total amount of revenues (2001) 2.4%
Part in the total amount of revenues (3Q02) 1.6%

Field of activity: other (new services)
Part in the total amount of revenues (1997) 3.15%
Part in the total amount of revenues (1998) 3.95%
Part in the total amount of revenues (1999) 6.43%
Part in the total amount of revenues (2000) 7.40%
Part in the total amount of revenues (2001) 5.3%
Part in the total amount of revenues (3Q02) 1.4%

Fields of activity in accordance with the Charter:

- provision of telecommunication services and wireline broadcasting;
- marketing of telecommunication services and wireline broadcasting
- carrying out standard technical policy on telecommunications and wireline broadcasting development in the Samara region on the basis of existing demand and necessity of industrial and social development;
- elaboration and examination designing and estimation papers, construction, expansion, reconstruction of telecommunication systems;
- operation of existing and commissioning new telecommunication networks;
- coordination of development of state and corporate networks and wireline broadcasting in the Samara region in order to create common automated digital telecommunication network;
- relation with foreign companies and opening joint-ventures;
- intermediary activities;
- production and sell of consumer goods, cables, telecommunication equipment;
- leasing transactions.

Sources of raw materials and services

Main suppliers of raw materials and equipment (more than 10% of all deliveries)

Full name of the Supplier	Type of equipment	Part in the total amount of deliveries, %
1. BETO HUAWEI	SDM	19
2. Siemens	EWSD	79

Import occupies less than 50% in deliveries of exchange equipment. Partnership with suppliers provides supply of raw materials and services.

The Issuer's market

The main Issuer's market is Samara region. The Company provides international and domestic long-distance calls (incoming, outgoing, transit), local calls, data transmission, newspapers transmission, installment and serve of radio sets, cellular communication NMT-450 services, new services (Internet access, IP-telephony).

There are 560 exchanges in cities and villages of the region. Total number capacity is 601,135 lines. There are 123 exchanges in cities and 437 exchanges in rural areas. There are 2 digital long-distance exchanges (EWSD produced by Siemens) in Samara and Toliatti. Multiprotocol data transmission network operates in Samara on the basis of ATM technology. All rural area centres have access to automated long-distance dialing. 31.2% of lines are digital, 47.2% of lines are cross-bar, 21.6% of lines are step-by-step. 75% of channels are cable, 17% of channels are fiber-optic, 8% are radio relay. Total length of internal long-distance channels of JSC "Svyazinform" of the Samara region is 427.9 thousand channel-km. Approximately 25% of total amount of channels are operated more than 20 years. In the region there are 249 long-distance payphones, 437 local payphones, 198 telecommunication centres.

Factors which can influence negatively on the Company's services sale:

1. large amount of old equipment and cable constructions that can make quality of communication worse;
2. low paying capacity of some resident groups and some enterprises;
3. implementation of time-based charging system with daily limit.

Work with inventories

The Company tends to optimize structure of inventories and working capital on order to achieve compromise between risk of liquidity loss and the Company's profit. As a result profit for the period defrays not less than 50% of the inventory growth (in this case current liquidity ratio remains low than critical level). Taking into account nature of the activity (costs take up little part of telecommunication companies operating expenses) and long relations with suppliers inventories amount to minimum necessary for regular activity. However inventories tend to increase because of the Company's activity growth.

Seasonal activity

The Company does not fulfill seasonal works.

Main competitors

As main telecommunication and wireline broadcasting operator the Company is monopolist in the telecommunication market in the Samara region. There are competitors in such fields of activity as: NMT-450 cellular communication, mobile communication, and Internet services provisioning. However their part in the total amount of services is not large. Other telecommunication operators in the Samara region can not compete with the Company neither in volume of services nor in stability of their financial position. Marketing researches conducted by the Company let them to make positive forecast of the Company's position in the regional telecommunications market.

34. Investment declaration. Description of the Issuer's activity

Should be provided by investment funds only.

35. The Issuer's plans of activity

In 2002 the Company plans to spend for investments RUR 442 mln.

Commissioning digital long-distance and local exchanges makes it necessary to build digital transport network. In the nearest future digitalization of zone communication in that cities where electronic exchanges have been installed is to be fulfilled. During 2002 – 2010 zone network is to be fully digital. Intrazone synchrony digital loops are to be built in accordance with the project "Development of zone communication in the Samara region" investigated by JSC "Giprosvyaz". After this services of digital lines lease will be provided.

Urban telephone networks will be developed due to construction of new digital exchanges, digitalization of telecommunication networks, replacement old exchanges for digital ones.

Rural communication will be developed due to replacement of old equipment for electronic systems and increase of capacity. Aerial lines will be replaced for cable lines, length of fiber-optic lines will increase.

The Company has Internet Development Conception for 2002 – 2005. In 2000 Internet access centres were built in all rural districts and cities of the region. Number of Internet subscribers amounted to 2300 as of 2000 year-end. 150 subscribers are connected through personal lines. In 2002 – 2005 Internet in the Samara region will be being developed. Number of Internet subscribers is to amount to 10 000 as of 2005 year-end.

In December 2000 improved payphone cards system produced by the company "Svetets" was put into operation. Besides 15 traditional long-distance channels 15 IP-telephone channels were added. Connection with card platform allowed the Company to offer convenient billing system for IP-telephony services. This system advertises IP-telephony services and will help calculate demand for this service.

JSC "Svyazinform" of the Samara region began to provide BUROFAX services. Today this service is provided in 18 service centres from 50 centres in Samara and in 17 switching centres in the region. In 2001 it is planned to provide this service throughout the region. In the future it is planned to develop this service together with X.400 services using Rostelemail network. In 2000 the Company began to learn variants of intellectual network implementation in the Samara region. Telephone network in Samara was examined and several variants of intellectual network construction were investigated. In the nearest future the Company plans to begin provisioning of intellectual services.

In order to provide high bit-rate data transmission services in Samara a multiprotocol data transmission network was put into operation in 2000. It is planned to construct second part of the network in Samara and similar network in Toliatti and other large cities of the region.

In 2001 – 2004 it is planned to develop radio communication system VOLEMOT in cities of the region (Samara, Toliatti, Sizran, Pokhvistnevo). New NMT-450 base stations are to be put into operation in Otradny, Novokuibishevsk, Pokhvistnevo, Kinel, Sergievsk, Kr. Yar. It is planned to cover 80% of the Samara region territory. Number of subscribers will grow up to 3 000 in 2002-2003 and up to 5 000 in 2004.

In 1998 JSC "Svyazinform" began to construct cable TV system in the region. Today MMDS cable TV works is operated in Samara and Toliatti. In 2002 cable TV is to appear in Novokuibishevsk, Sizran, Otradny. Number of subscriber will amount to 2 000.

Total amount of capital investments for 2002 – 2005 is RUR 600 mln, including RUR 454 mln of own funds. Fulfillment of the plan will allow the Company to improve quality of service and to increase network capacity by 40% by 2005. Total number capacity will amount to 800 000 lines.

36. Information on the Issuer's Charter Capital

Amount of the Issuer's Charter Capital: ***RUR 343 374 200***

Charter Capital by types of shares:

Ordinary shares:

Total number*:* ***RUR 257 530 650***

Part of the Charter Capital: *75%*

Preferred shares:

Total number: ***RUR 85 843 550***

Part of the Charter Capital: ***25%***

37. Information on the State's share

There is no the State's share in the Issuer's Charter Capital.

38. Information on the Issuer's declared shares

38.1. Type of shares: *ordinary*
Form of shares: *registered*
Full name of shares: *ordinary registered shares*
NPV: ***RUR 130***
Amount: ***396 201***
Total volume: ***RUR 51 506 130***
Terms of offering: ***not specified by the Charter***

38.2. Category of shares*: preferred*
Type of shares: *A*
Form of shares: *registered*
Full name of shares*: preferred registered shares*
NPV: ***RUR 130***
Amount*: 132 067*
Total volume: ***RUR 17 168 710***
Terms of offering: ***not specified by the Charter***

39. The Issuer does not have significant agreements and obligations.

40. The Issuer does not have obligations to issue shares and securities converted into shares.

41. Sanctions, trials and inspections

Sanctions for three years before the accounting quarter and for the current year:

Date of sanction: ***March 20, 1999***
Sanction applied by ***the State Tax Inspection of the Samara region***
Reasons: ***tardiness tax payment for budget and funds***
Type of sanction: ***penalties and fines***
Amount: ***RUR 95 000***
Sanction was paid

Date of sanction: ***June 21, 1999***
Sanction applied by ***the State Tax Inspection of the Samara region***
Reasons: ***tardiness tax payment for budget and funds***
Type of sanction: ***penalties and fines***
Amount: ***RUR 90 000***
Sanction was paid

Date of sanction: ***August 20, 1999***
Sanction applied by ***the State Tax Inspection of the Samara region***
Reasons: ***tardiness property tax payment***
Type of sanction: ***penalty***
Amount: ***RUR 161***
Sanction was paid

Date of sanction: ***August 20, 1999***
Sanction applied by ***the State Tax Inspection of the Samara region***
Reasons: ***tardiness VAT tax payment***
Type of sanction: ***penalty***

Amount: ***RUR 785***
Sanction was paid

Date of sanction: ***September 17, 1999***
Sanction applied by ***the State Tax Inspection of the Samara region***
Reasons: ***tardiness payment of highways users tax***
Type of sanction: ***penalties***
Amount: ***RUR 2 436***
Sanction was paid

Date of sanction: ***September 17, 1999***
Sanction applied by ***the State Tax Inspection of the Samara region***
Reasons: ***tardiness utilities tax payment***
Type of sanction: ***penalties***
Amount: ***RUR 492***
Sanction was paid

Date of sanction: ***September 24, 1999***
Sanction applied by ***the State Tax Inspection of the Samara region***
Reasons: ***tardiness tax payment for social insurance fund***
Type of sanction: ***penalties and fines***
Amount: ***RUR 22 236***
Sanction was paid

Date of sanction: ***December 7, 1999***
Sanction applied by ***the State Tax Inspection of the Samara region***
Reasons: ***tardiness tax payment***
Type of sanction: ***penalties and fines***
Amount: ***RUR 1 440 000***
Sanction was paid

Date of sanction: ***December 16, 1999***
Sanction applied by ***Customs of the city of Toliatti***
Reasons: ***tardiness payment for cargo storage***
Type of sanction: ***fines***
Amount: ***RUR 25 000***
Sanction was paid

Date of sanction: ***December 21, 1999***
Sanction applied by ***the State Tax Inspection of the Samara region***
Reasons: ***tardiness utilities tax payment***
Type of sanction: ***penalties and fines***
Amount: ***RUR 5 346***
Sanction was paid

Date of sanction: ***January 26, 2000***
Sanction applied ***by the Samara Department of Social Insurance State Fund***
Reasons: ***tardiness annual payment for 1999***
Type of sanction: ***penalties and fines***
Amount: ***RUR 14 787***
Sanction was paid

Date of sanction: ***February 16, 2000***
Sanction applied by ***the State Tax Inspection of the Samara region***
Reasons: ***interest for tax deferral***
Type of sanction: ***penalties***
Amount: ***RUR 101 460***
Sanction was paid

Date of sanction: ***March 30, 2000***
Sanction applied by ***the Medical Insurance Fund***
Reasons: ***penalties for tardiness payment for quarter 1, 2000***
Type of sanction: ***penalties***
Amount: ***RUR 2 139***
Sanction was paid

Date of sanction: ***April 24, 2000***
Sanction applied by ***the State Tax Inspection of the Samara region***
Reasons: ***tardiness tax payment***
Type of sanction: ***penalties and fines***
Amount: ***RUR 142 161.9***
Sanction was paid

Date of sanction: ***May 24, 2000***
Sanction applied by ***the State Tax Inspection of the Samara region***
Reasons: ***tardiness registration of property objects***
Type of sanction: ***fines***
Amount: ***RUR 20 000***
Sanction was paid

Date of sanction: ***June 21, 2000***
Sanction applied by ***the State Tax Inspection of the Samara region***
Reasons: ***incorrect calculation of profit tax, profit was undervalued***
Type of sanction: ***penalties***
Amount: ***RUR 50 561***
Sanction was paid

Date of sanction: ***August 25, 2000***
Sanction applied by ***the Price Policy Directorate of the Samara region***
Reasons: ***incorrect price calculation***
Type of sanction: ***fines***
Amount: ***RUR 22 033***
Sanction was paid

Date of sanction: ***September 5, 2000***
Sanction applied by ***the State Tax Inspection of the Samara region***
Reasons: ***tardiness income tax payment***
Type of sanction: ***penalties and fines***
Amount: ***RUR 12 798***
Sanction was paid

Date of sanction: ***September 17, 2000***
Sanction applied by ***the Social Insurance Fund***
Reasons: ***tardiness payment***

Type of sanction: ***penalties and fines***
Amount: ***RUR 25 950***
Sanction was paid

Date of sanction: ***September 20, 2000***
Sanction applied by ***the State Tax Inspection of the Samara region***
Reasons: ***tardiness VAT tax payment***
Type of sanction: ***penalties and fines***
Amount: ***RUR 35 197***
Sanction was paid

Date of sanction: ***October 11, 2000***
Sanction applied by ***the Medical Insurance Fund***
Reasons: ***tardiness payment***
Type of sanction: ***penalties and fines***
Amount: ***RUR 47***
Sanction was paid

Date of sanction: ***October 31, 2000***
Sanction applied by ***the Social Insurance Fund***
Reasons: ***tardiness payment of non-budget transfer***
Type of sanction: ***penalties***
Amount: ***RUR 6 169***
Sanction was paid

Date of sanction: ***November 8, 2000***
Sanction applied by ***the State Tax Inspection of the Samara region***
Reasons: ***tardiness tax payment for budget***
Type of sanction: ***penalties***
Amount: ***RUR 6 212***
Sanction was paid

Date of sanction: ***November 21, 2000***
Sanction applied by ***the State Tax Inspection of the Oktyabrskiy district of the city of Samara***
Reasons: ***tardiness income tax payment***
Type of sanction: ***fines***
Amount: ***RUR 17 959***
Sanction was paid

Date of sanction: ***December 12, 2000***
Sanction applied by ***the State Tax Inspection of the Samara region***
Reasons: ***tardiness VAT tax payment***
Type of sanction: ***penalties and fines***
Amount: ***RUR 6 624***
Sanction was paid

Date of sanction: ***March 3, 2001***
Sanction applied by ***the State Tax Inspection of the Samara region***
Reasons: ***tardiness tax payment for budget***
Type of sanction: ***penalties and fines***
Amount: ***RUR 316 418***

Sanction was paid

Date of sanction: ***June 12, 2001***
Sanction applied by ***the State Tax Inspection of the Samara region***
Reasons: ***tardiness tax payment for budget***
Type of sanction: ***penalties and fines***
Amount: ***RUR 100 469***
Sanction was paid

Date of sanction: ***July 24, 2001***
Sanction applied by ***the Federal Treasure***
Reasons: ***tardiness tax payment for budget***
Type of sanction: ***penalties and fines***
Amount: ***RUR 492 000***
Sanction was paid

Date of sanction: ***November 26, 2001***
Sanction applied by ***Tax Inspection of the city of Samara***
Reasons: ***tardiness tax payment for budget***
Type of sanction: ***penalties and fines***
Amount: ***RUR 6 441***
Sanction was paid

Date of sanction: ***December 3, 2001***
Sanction applied by ***Tax Inspection of the city of Samara***
Reasons: ***Inspection Certificate # 619 dated December 3, 2001***
Type of sanction: ***penalties and fines***
Amount: ***RUR 67 904***
Sanction was paid

Date of sanction: ***December 29, 2001***
Sanction applied by ***Tax Inspection of the city of Samara***
Reasons: ***Certificate of "Samara Radiotelephone" inspection***
Type of sanction: ***penalties and fines***
Amount: ***RUR 22 165***
Sanction was paid

Date of sanction: ***February 20, 2002***
Sanction applied by ***Tax Inspection of the city of Samara***
Reasons: ***tardiness tax payment for budget***
Type of sanction: ***penalties and fines***
Amount: ***RUR 18 979***
Sanction was paid

Date of sanction: ***June 05, 2002***
Sanction applied by ***Tax Inspection of the city of Samara***
Reasons: ***tardiness tax payment for budget***
Type of sanction: ***penalties and fines***
Amount: ***RUR 21 576***
Sanction was paid

Date of sanction: ***July 02, 2002***

Reasons: ***tardiness tax payment for budget***
Type of sanction: ***penalties and fines***
Amount: ***RUR 19 560***
Sanction was paid

Date of sanction: ***July 05, 2002***
Sanction applied by ***the Federal Treasure***
Reasons: ***tardiness profit tax payment***
Type of sanction: ***penalties and fines***
Amount: ***RUR 1 665***
Sanction was paid

Description of all finished and current trials which can influence on the Issuer's activity:

During three financial years (1999, 2000, 2001) before the accounting year and during the fourth quarter of the current year the Company did not participate in trials which can influence on tits activity.

There was not audit inspections initiated by the State or shareholders.

42. Information about essential events which happened in the accounting quarter

not any

43. Information on reorganization of the Issuer and its subsidiaries

There were changes in the structure of the Issuer and its subsidiaries during the accounting quarter.

44. There is no additional general information on the Issuer.

B. INFORMATION ON FINANCIAL ACTIVITY OF THE ISSUER

45. Annual accountings for three last financial years.

Should not be provided for the accounting period

46. Accountings for the accounting quarter

See Exhibit

47. Information on facts influenced decrease or increase of the Issuer's assets by more than 10% in the accounting quarter.

Date of the essential event : October 30, 2002

Growth of assets in the 3rd quarter of 2002 was caused by large amount of capital investments.

Change of the issuer's assets for 3Q02: RUR 219 440 thousand or 11.08%

Amount of the issuer's assets as of the end of quarter previous to the accounting one: RUR 1 980 180 thousand

48. Information on facts influenced decrease or increase of the Issuer's profits by more than 20% in the accounting quarter in comparison with the previous quarter.

Amount of the issuer's assets as of the end of the accounting quarter: RUR 2 199 620 thousand

Date of the essential event : October 30, 2002

Growth of profit by more than 20% in the 3rd quarter of 2002 was caused by revenue growth.

The issuer's profit (loss) for 3Q02: RUR 109 734 thousand

Change of the issuer's profit (loss) for 3Q02: RUR 32 283 thousand or 41.7%

Amount of the issuer's profit as of the end of quarter previous to the accounting one: RUR 77 451 thousand
Amount of the issuer's assets as of the end of the accounting quarter: RUR 109 734 thousand

49. Information on the Reserve Fund and other special funds of the Issuer

50. There were no deals amounting more than 10% of the Issuer's assets as of end of the quarter former the accounting one.

51. Fund raising was not used.

52. Borrowed funds got by the Issuer and its subsidiaries in the accounting quarter.

Indices	Balance as of year beginning (RUR thousand)	Received (RUR thousand)	Paid off (RUR thousand)	Balance as of end of the accounting quarter (RUR thousand)
Long-term bank credits	-	-	-	-
Including not paid off in time	-	-	-	-
Other long-term loans	-	-	-	-
Including not paid off in time	-	-	-	-
Short-term bank credits	-	-	-	-
Including not paid off in time	-	-	-	-
Bank credits for employees	-	-	-	-
Including not paid off in time	-	-	-	-
Other short-term loans	-	-	-	-
Including not paid off in time	-	-	-	-

53. Payables and receivables of the Issuer and its subsidiaries in the accounting quarter.

Indices	Balance as of year beginning (RUR thousand)	Received (RUR thousand)	Paid off (RUR thousand)	Balance as of end of the accounting quarter (RUR thousand)
1) Receivables:				
Short-term	-	-	-	-
Including overdue receivables	-	-	-	-
More than 3 months	-	-	-	-
Including:				
Long-term	-	-	-	-
Overdue	-	-	-	-
Including more than 3 months	-	-	-	-
2) Payables				
Short-term	-	-	-	-

Including overdue	-	-	-	-
More than 3 months	-	-	-	-
Including:				
Long-term	-	-	-	-
Overdue	-	-	-	-
More than 3 months	-	-	-	-
Cover				
Received	-	-	-	-
Including received from third parties	-	-	-	-
Including:				
Paid out	-	-	-	-
Including to third parties	-	-	-	-
3) Bills				
Bills issued	-	-	-	-
Including overdue	-	-	-	-
Including:	-	-	-	-
Bills received	-	-	-	-
Including overdue	-	-	-	-

54. The Issuer's financial investments

Indices	Amount of investments as of end of the accounting quarter (RUR thousand)		
	Short-term (less than 1 year)	Long-term (more than 1 year)	Total
Investments in the state securities of Russia	-	-	-
Investments in the securities of the federal subjects -	-	-	-
Investments in the securities of local authorities -	-	-	-
Holdings in other enterprises	-	-	-
Investments in bonds and other long-term liabilities	-	-	-
Other loans	-	-	-
Investments in the Issuer's subsidiaries	-	-	-
Investments in the Issuer's dependent companies	-	-	-

Information about an essential event, concerning the issuer's financial activity.

Open Joint Stock Company «Svyazinform» of the Samara region
address: 24, Leningradskaya ul., Samara, Russia, 443099

Date of the essential event : October 30, 2002

Growth of profit by more than 20% in the 3rd quarter of 2002 was caused by revenue growth.
The issuer's profit (loss) for 3Q02: RUR 109 734 thousand
Change of the issuer's profit (loss) for 3Q02: RUR 32 283 thousand or 41.7%

Evgeniy N. Poverenov
Deputy General Director

Information about an essential event, concerning the issuer's financial activity.

Open Joint Stock Company «Svyazinform» of the Samara region
address: 24, Leningradskaya ul., Samara, Russia, 443099

Date of the essential event : October 30, 2002

Growth of assets in the 3rd quarter of 2002 was caused by large amount of capital investments.

Change of the issuer's assets for 3Q02: RUR 219 440 thousand or 11.08%

Evgeniy N. Poverenov
Deputy General Director